Exhibit 99.1

GasLog Ltd. Announces Election of Directors at 2019 Annual General Meeting of Shareholders

Monaco – May 10, 2019 – GasLog Ltd. (GasLog or the “Company”) (NYSE: GLOG), an international owner and operator of liquefied natural gas (“LNG”) carriers, announced the election of ten directors at the Company’s annual general meeting of shareholders held in Monaco today.

The elected directors are Peter G. Livanos, Bruce L. Blythe, David P. Conner, William M. Friedrich, Dennis M. Houston, Donald J. Kintzer, Julian R. Metherell, Anthony S. Papadimitriou, Graham Westgarth and Paul A. Wogan. Each director was elected to hold office until the next annual general meeting of shareholders or until his successor has been duly elected and qualified.

Shareholders also approved the appointment of Deloitte LLP as the Company’s independent auditors for the fiscal year ending December 31, 2019 and until the conclusion of the next annual general meeting, and authorized the Company’s board of directors, acting through the audit and risk committee, to determine the independent auditor fee.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 34 LNG carriers and an additional LNG carrier which was sold to a subsidiary of Mitsui Co. Ltd. and leased back under a long-term bareboat charter. 20 of these vessels (12 ships on the water and eight on order) are owned by GasLog with the remaining 15 LNG carriers owned by the Company’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com.

Contacts:

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1-212-223-0643

Email: ir@gaslogltd.com